Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462
Fax:81-3-5769-6492
Email: irdesk@jal.com

RECEIVED
2006 JUL 27 P 2:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Jul 10, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.
For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

06015540

1. (Press Release) About a offering of common stock

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

Yours sincerely,

PROCESSED
JUL 31 2006
THOMSON FINANCIAL

Fumitake Tsukamoto	Katsumasa Tomizawa
Director,	Director,
Investor Relations	Investor Relations
Japan Airlines Corporation	Japan Airlines Corporation
Tel.: 81-3-5769-6462	Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492	Fax: 81-3-5769-6492
fumitake.tsukamoto@jal.com	katsumasa.tomizawa@jal.com

7/27

Tokyo, June 30, 2006 — The JAL group today announced that it is offering 700,000,000 shares of its common stock (the "Common Stock") in two concurrent offerings—a public offering in Japan and an international offering (i) through the U.S. selling agents of certain international managers to qualified institutional buyers in the United States and (ii) by certain international managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S under the U.S. Securities Act of 1933, as amended. The JAL group expects to grant one of the Japanese underwriters an option to purchase up to 50,000,000 shares of the Common Stock in connection with over-allotments, if any, in the offering in Japan.

The JAL group intends to apply the net proceeds from the offering to make investments in aircraft, aircraft parts and other equipment.

The Common Stock has not been registered under the U.S. Securities Act of 1933, as amended, or any state securities laws and, unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Stock.

This press release contains certain forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Act of 1995. All statements, other than statements of historical facts, included in this press release that relate to future activities, events or developments, including those relating to the JAL group's ability to complete the offerings described above in a timely fashion, if at all, or on terms and conditions acceptable to the JAL group, capital expenditures of the JAL group, and expansion and growth of the JAL group and its operations, are forward-looking statements. These forward-looking statements are subject to various factors, many of which are beyond the JAL group's control, which could cause actual results to differ materially from such statements. Such factors include, but are not limited to, the possibility that the transactions discussed in this press release may not close as well as general economic, market and business conditions and other factors that are beyond the control of the JAL group. In addition, these forward-looking statements are subject to assumptions as to future business strategies and decisions that are subject to change. The JAL group makes no guarantees or promises regarding future results and assumes no responsibility to update such forward-looking statements. All of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated by the JAL group, including the completion of the sale of any securities pursuant to the offerings, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the JAL group or its business or operations.

Japan Airlines Corporation

JAL Bldg. 2-4-11, Higashi-shinagawa
Shinagawa-ku, Tokyo140-8605
Tel.: 81-3-5769-6462
Fax:81-3-5769-6492
Email: irdesk@jal.com

Jul 19, 2006

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

We, Japan Airlines Corporation, a 12g3-2(b) exemptee, File No. 82-122, would like to submit the following documents to your office in accordance with the requirements of its exemption from registration.
For your information, our CIK and CCC numbers are as follows:
CIK: 0001298172
CCC:yn3f$xem

1. (Press Release) About a pricing terms of stock offering

These documents are enclosed with this letter.
If you have any questions, please do not hesitate to contact us.
Thank you very much for your cooperation in advance.

Yours sincerely,

Fumitake Tsukamoto

F. Tsukamoto

Director,
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
fumitake.tsukamoto@jal.com

Katsumasa Tomizawa

Katsumasa Tomizawa

Director,
Investor Relations
Japan Airlines Corporation
Tel.: 81-3-5769-6462
Fax: 81-3-5769-6492
katsumasa.tomizawa@jal.com

Tokyo, July [19], 2006 — The JAL group today announced the pricing terms of its offering and sale of [700,000,000] shares of its common stock (the "Common Stock") at a price of [¥211] per share in the two concurrent offerings announced on June 30, 2006—a public offering in Japan and an international offering (i) through the U.S. selling agents of certain international managers to qualified institutional buyers in the United States and (ii) by certain international managers to non-U.S. persons in offshore transactions outside the United States and Japan in reliance on Regulation S under the U.S. Securities Act of 1933. The JAL group granted one of the Japanese underwriters an option to purchase up to [50,000,000] shares of the Common Stock to cover over-allotments, if any, in connection with the offering in Japan.

The JAL group intends to apply the net proceeds from the offerings of approximately [¥ 146,960,000,000] to make investments in aircraft, aircraft parts and other equipment.

The Common Stock has not been registered under the U.S. Securities Act of 1933 or any state securities laws and, unless so registered, may not be offered or sold in the United States, except pursuant to an applicable exemption from the registration requirements of the U.S. Securities Act of 1933 and applicable state securities laws. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the Common Stock.

This press release contains certain forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Act of 1995. All statements, other than statements of historical facts, included in this press release that relate to future activities, events or developments, including those relating to the JAL group's ability to complete the offerings described above in a timely fashion, if at all, or on terms and conditions acceptable to the JAL group, capital expenditures of the JAL group, and expansion and growth of the JAL group and its operations, are forward-looking statements. These forward-looking statements are subject to various factors, many of which are beyond the JAL group's control, which could cause actual results to differ materially from such statements. Such factors include, but are not limited to, the possibility that the transactions discussed in this press release may not close as well as general economic, market and business conditions and other factors that are beyond the control of the JAL group. In addition, these forward-looking statements are subject to assumptions as to future business strategies and decisions that are subject to change. The JAL group makes no guarantees or promises regarding future results and assumes no responsibility to update such forward-looking statements. All of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results anticipated by the JAL group, including the completion of the sale of any securities pursuant to the offerings, will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the JAL group or its business or operations.